UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8809

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCANA Corporation
100 SCANA Parkway
Cayce, SC  29033

TABLE OF CONTENTS

		Page

Report of Independent Registered Public Accounting Firm		3

Statements of Net Assets Available For Benefits		4

Statement of Changes in Net Assets Available for Benefits		5

Notes to Financial Statements		6

Supplemental Schedule
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Part IV, Line 4i		11

Signature		12

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s
	Rules and Regulations for Reporting and Disclosure under the Employee Retirement
	Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT

23.01	Consent of Independent Registered Public Accounting Firm	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SCANA Corporation
Stock Purchase – Savings Plan
Cayce, South Carolina

We have audited the accompanying statements of net assets available for benefits of SCANA Corporation Stock Purchase – Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/DELOITTE & TOUCHE LLP
Raleigh, North Carolina
June 25, 2010

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, (Thousands of Dollars)	2009	2008

Investments at Fair Value -
Participant Directed Investments	$682,626	$573,314

Receivables:
Interest Receivable	14	13
Contributions Receivable – Employer	1,565	1,451
SCANA Corporation Dividends Receivable	6,091	5,510
Total Receivables	7,670	6,974

Net Assets Available for Benefits at Fair Value	690,296	580,288
Adjustments From Fair Value To Contract Value for Fully Benefit-Responsive Stable Value Fund	1,585	3,430
Net Assets Available for Benefits	$691,881	$583,718

See Notes to Financial Statements.

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2009 (Thousands of Dollars)

Additions:
Investment Income: Interest and Dividends	$ 28,170
Net Appreciation in Fair Value of Investments	60,927
Total Investment Income	89,097
Contributions:
Company and Participating Subsidiaries’ Match	20,571
Participating Employees	28,514
Total Contributions	49,085
Total Additions	138,182

Deductions:
Distributions to Participants	(29,661)
Administrative Expenses	(358)
Total Deductions	(30,019)

Increase In Net Assets	108,163

Net Assets Available for Benefits, Beginning of Year	583,718

Net Assets Available for Benefits, End of Year	$691,881

See Notes to Financial Statements.

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.      Summary of Accounting Policies

    Basis of Accounting - The accompanying financial statements for the SCANA Corporation (the Company) Stock Purchase-Savings Plan (the Plan) have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Quoted market prices are used to value the shares of common stock. Participant loans are valued at the outstanding loan balances, which approximates fair value.

Bank of America, N.A. Retirement Preservation Trust (previously Merrill Lynch Retirement Preservation Trust), a stable value fund (the Fund), is a collective trust fund sponsored by Bank of America, N.A. (previously Merrill Lynch Bank & Trust Co., FSB). The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distributions to the Fund's unit holders are declared daily from net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following three paragraphs.

Certain employer initiated events (e.g., layoffs, bankruptcy, plant closings, plan termination, mergers, early retirement incentives, employer communications designed to induce participants to transfer from the fund, competing fund transfer or violation of equity wash or equivalent rules in place and changes of qualification status of employer or plan) are not eligible for book value disbursements even from fully benefit responsive contracts. These events may cause liquidation of all or a portion of a contract at a market value adjustment. If the likelihood of such a non-book value withdrawal incident is imminent, it may be necessary to consider a revaluation of those particular contract(s).

The Fund is unlikely to maintain a stable contract value if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying securities. This could result in the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. There are a limited number of wrap issuers.

Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.  In addition, the Fund also discloses in its financial statements that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

In accordance with accounting guidance, the Fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on their payment date.

Management fees and operating expenses charged to mutual fund investments are deducted from income earned on a daily basis and are not separately reflected.  Management fees and operating expenses charged to the Plan for investments in the common collective trust funds are accrued daily and charged to the Plan at the end of each month.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common stock and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

    Payment of Benefits - Benefits are recorded when paid.

New Accounting Matters - Effective June 30, 2009, the Company adopted new accounting guidance that makes the Plan’s management responsible for subsequent-events accounting and disclosure.  The adoption of this guidance did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Effective for the year ended December 31, 2009, the Plan adopted accounting guidance that expands the required disclosures for certain investments with a reported NAV.  This guidance permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment and requires enhanced disclosures about the nature and risks of investments within its scope.  Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee.  The adoption of this guidance had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

In January 2010, accounting guidance was issued adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.  This guidance is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.  The Plan is currently evaluating the impact this guidance will have on the financial statements.

In 2009, accounting guidance was issued which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.  The adoption of this guidance had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

2.       Description of the Plan

          The following description of the Plan provides only general information.  Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General - Participants must be at least 18 years of age and be receiving eligible earnings from the Company or participating subsidiaries or be on a leave of absence authorized by the Company.  The Plan is a profit sharing plan with stock bonus and employee stock ownership components.  The Plan is intended to qualify under Internal Revenue Code (Code) sections 401(a), 401(k) and 401(m).  The stock bonus and employee stock ownership components (the assets of which are initially invested in the Common Stock Fund, which invests solely in the Company’s common stock) are intended to qualify under Code sections 401(a) and 4975(e)(7).  The Plan’s assets are held by Bank of America, N.A. (formerly Merrill Lynch Bank & Trust Co., FSB), the Plan’s trustee (Trustee), pursuant to a trust agreement.  Administrative expenses are paid primarily by the Company and partly by the employees (from their Plan accounts).  As part of the Plan expenses, employees pay a fee for each share of Company common stock bought or sold at their direction and a nominal participant fee assessed on a quarterly basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - The Plan allows participants to contribute up to 25% of eligible earnings on an after-tax basis (Regular Savings) or before-tax basis (Tax Deferred Savings), subject to certain Code limitations.  The Company and participating subsidiaries match participant contributions up to 6% of eligible earnings.  Participants who are age 50 or older or who will attain age 50 during the calendar year and are making the maximum amount of contributions allowed by the Plan or by law may make catch-up contributions.  The Plan allows for the acceptance of Direct Rollovers from eligible retirement plans, including Individual Retirement Accounts.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions and any Company contributions and charged with withdrawals and a portion of administrative expenses.  Once contributions are in a participant’s account and invested, they are subject to earnings and losses based on the investment options selected by the participant.  The benefit to which a participant is entitled is the participant’s vested account balance.

 Investments - Participants direct the Trustee to invest contributions in any combination of available investment funds, including a fund invested in the Company’s common stock and a group of mutual funds and common collective trust funds.  The Company’s and participating subsidiaries’ matching contributions are initially invested in shares of the Company’s common stock but may be transferred by the Participant at any time thereafter to any other investment option in the Plan.

Vesting - Participants fully and immediately vest in all contributions, whether made by participants, the Company or participating subsidiaries.

    Participant Loans - Participants may borrow from their account balances up to a maximum of $50,000 or 50% of their account balances, whichever is less.  The loans bear interest at a fixed rate determined by using the “Prime Interest Rate” as published in the Wall Street Journal plus 1%, as determined on the last business day of each month for the next month’s loans.  Principal and interest is paid ratably through payroll deduction.  Upon termination of employment or death, the outstanding loan balance, including interest, must be paid in full or the participant’s account balance will be reduced by the outstanding amount of the loan causing the Participant to incur taxable income in the amount of the outstanding loan balance, including interest.

Distributions and Withdrawals - Before attainment of age 59 -1/2, participants may request in-service withdrawals from their Prior Employer, Regular Savings, Rollover, or Company matching contribution accounts.  A distribution from the Company matching contribution account may only be made from those contributions that have been held in the participant’s account for two years following the close of the Plan year during which they were made.  However, if the participant has participated in the Plan for at least five years, all Company contributions are eligible for distribution.  Participants may not receive in-service withdrawals from their Tax Deferred Savings accounts before attaining age 59-1/2 unless they can demonstrate a financial hardship.  Participants may receive full distributions from their accounts after attaining age 59 -1/2 or in the event of retirement, death, disability or other termination of employment.

Dividends paid on Company common stock allocated to the employee stock ownership component of the Plan are distributed to participants.  Participants may elect on a quarterly basis to have these dividends reinvested in Company common stock in lieu of such distribution.

Federal Income Tax Status - The Plan received a determination letter from the Internal Revenue Service dated April 5, 2002 indicating that the Plan complied with all required amendments and satisfied all applicable requirements of the Code through December 31, 2001.  The Plan has been amended subsequent to receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is designed and continues to be operated in compliance with the requirements of the Code and that the Plan and the related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  Pursuant to Code Regulations, the Plan filed a request for a determination letter on January 29, 2010.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3.       Investments

The Plan’s sole investment that represented 5% or more of the Plan’s net assets available for benefits was SCANA Corporation common stock of $487.5 million (12.9 million shares) as of December 31, 2009 and $426.2 million (12.0 million shares) as of December 31, 2008.

During the year ended December 31, 2009 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(Thousands of dollars)
SCANA Corporation Common Stock	$30,276

Common Collective Trust Fund - INVESCO 500 Index Trust	2,760

Mutual Funds:
American Century Income & Growth Fund	437
American Funds Growth Fund of America	1,505
American Funds EuroPacific Growth Fund	5,454
Dodge & Cox Stock Fund	4,999
Managers Times Square Mid Cap Growth Fund	1,472
PIMCO Total Return Fund	1,001
R S Partners Fund	2,299
T. Rowe Price Mid Cap Value Fund	4,825
Vanguard Explorer Fund Admiral	1,668
Vanguard Target Retirement Income Fund	95
Vanguard Target Retirement 2005 Fund	168
Vanguard Target Retirement 2015 Fund	1,019
Vanguard Target Retirement 2025 Fund	1,647
Vanguard Target Retirement 2035 Fund	902
Vanguard Target Retirement 2045 Fund	400
Total Mutual Funds	27,891

Net appreciation in fair value of investments	$60,927

4.       Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds and units of participation in common collective trust funds managed by an affiliate of the Trustee and shares of common stock of the Company; therefore, these transactions qualify as permitted party-in-interest transactions.  Certain of the Plan investment funds pay asset-based fees for investment management services.  The Plan paid $358,233 of investment management expenses to the Trustee during 2009.

At December 31, 2009 and 2008, the Plan held 12.9 million and 12.0 million shares of common stock of SCANA Corporation, the sponsoring employer, with a cost basis of $459.3 million and $383.2 million, respectively.  During the year ended December 31, 2009, the Plan recorded dividend income of $23.8 million.

5.       Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008.

December 31, (Thousands of dollars)	2009	2008
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$691,881	$583,718
Adjustments from contract value to fair value for fully benefit-responsive stable value fund	(1,585)	(3,430)

Net assets available for benefits per the Form 5500, at fair value	$690,296	$580,288

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the net income per Form 5500 for the year ended December 31, 2009.

(Thousands of dollars)
Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$108,163
Adjustments from contract value to fair value for fully benefit- responsive stable value fund	1,845

Net gain per Form 5500	$110,008

6.     Reported High and Low Sales Prices of SCANA Corporation Common Stock

The following table sets forth the reported high and low sales prices of SCANA Corporation common stock on the New York Stock Exchange for the calendar periods indicated:

2007	High	Low
First Quarter	43.51	39.92
Second Quarter	45.49	37.91
Third Quarter	39.75	32.93
Fourth Quarter	43.73	38.69

2008
First Quarter	42.70	35.83
Second Quarter	41.32	36.60
Third Quarter	44.06	35.02
Fourth Quarter	40.24	27.75

2009
First Quarter	36.89	26.01
Second Quarter	32.70	28.21
Third Quarter	36.39	31.68
Fourth Quarter	38.64	33.59

2010
First Quarter	38.17	34.23
Second Quarter (through May 31, 2010)	39.99	34.73

7.       Fair Value Measurements

The assets held by the Plan are measured at fair value.  The Plan values common stock and mutual funds using unadjusted quoted prices from a national stock exchange, such as NYSE and NASDAQ, where the securities are actively traded.  Common collective trusts are valued based primarily on quoted prices from a national stock exchange for similar assets or broker quotes.  Loans to participants are valued at the outstanding loan balance which approximates fair value.

The table below includes the major categories of debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009 and December 31, 2008.

Thousands of dollars	Active Markets For Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Total
2009
Common Stock - Utilities	$487,545	$-	$487,545

Mutual funds:
Domestic funds	70,016	-	70,016
Balanced funds	25,887	-	25,887
International stock funds	22,210	-	22,210
Fixed income funds	19,079	-	19,079
Total mutual funds	137,192	-	137,192

Common collective trusts:
Index trust	-	13,156	13,156
Stable value fund	-	24,062	24,062
Total common collective trusts	-	37,218	37,218

Participant loans	-	20,671	20,671
Total	$624,737	$57,889	$682,626

2008
Common Stock - Utilities	$426,220	$-	$426,220

Mutual funds:
Domestic funds	46,744	-	46,744
Balanced funds	19,381	-	19,381
International stock funds	14,836	-	14,836
Fixed income funds	15,046	-	15,046
Total mutual funds	96,007	-	96,007

Common collective trusts:
Index trust		10,086	10,086
Stable value fund	-	21,959	21,959
Total common collective trusts	-	32,045	32,045

Participant loans	-	19,042	19,042

Total	$522,227	$51,087	$573,314

    There were no fair value measurements based on significant unobservable inputs (Level 3) for any period presented.

SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN
 SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Form 5500, Schedule H, Part IV, Line 4i

(Thousands of Dollars)	Cost **	Current Value
* SCANA Corporation Common Stock		$487,545

* Common Collective Trust Funds:
INVESCO 500 Index Trust		13,156
Bank of America, N.A. Retirement Preservation Trust		24,062

Mutual Funds:
American Century Income & Growth Fund		3,098
American Funds EuroPacific Growth Fund		22,210
American Funds Growth Fund of America		6,463
Dodge & Cox Stock Fund		23,407
Managers Times Square Mid Cap Growth Fund		5,873
PIMCO Total Return Fund		19,079
R S Partners Fund		7,864
T. Rowe Price Mid Cap Value Fund		16,561
Vanguard Explorer Fund Admiral		6,750
Vanguard Target Retirement Income Fund		945
Vanguard Target Retirement 2005 Fund		1,661
Vanguard Target Retirement 2015 Fund		7,052
Vanguard Target Retirement 2025 Fund		9,540
Vanguard Target Retirement 2035 Fund		4,588
Vanguard Target Retirement 2045 Fund		2,101

* Loans to participants, with interest rates ranging from 4.25% to 10.0% and		20,671
maturities ranging from 1 month to 10 years
Total		$682,626

* Denotes permitted party-in-interest

**Cost information is not required for participant-directed investments and, therefore, is not included.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCANA CORPORATION STOCK PURCHASE-SAVINGS PLAN

BY:	/s/Tami S. Haselden
Tami S. Haselden, Plan Manager, on behalf of
Date: June 25, 2010	The SCANA Corporation Stock Purchase-Savings Plan Committee